Exhibit 99.3


                                                           FOR MORE INFORMATION:
                                             Kyle Hall EVP, Business Development
                                                      PhotoChannel Networks Inc.
                                                          khall@photochannel.com
                                                            604-893-8955 ext 293

      PhotoChannel partners with TELUS to expand market leading technology and network

       PhotoChannel Storage Grid to be launched within TELUS' data centre

VANCOUVER,  B.C. - May 10, 2004 -  PhotoChannel  Networks Inc.  (TSX-V:  PNI and
OTCBB: PHCHF) and TELUS (TSX: T, T.A; NYSE: TU), the largest telecommunications company in Western Canada and the second largest in the country, today announced the next step in its ongoing partnership to enhance the digital photo customer experience by expanding innovative network solutions for photofinishing services.

B.C.-based PhotoChannel's partnership with TELUS will now provide retailers and consumers with secure storage and full power and bandwidth redundancy for PhotoChannel's innovative digital photo network at the TELUS data centre in Burnaby. In conjunction with this hosting relocation, PhotoChannel will be migrating its customers onto its new PhotoChannel Storage Grid.

"TELUS has been involved as an investor and business partner with PhotoChannel for almost two years," said Mark Schnarr, executive vice president of corporate development at TELUS. "The rapidly expanding adoption of PhotoChannel's digital photo finishing solution in the marketplace is a testament to the need for using innovative technology to bring user-friendly online solutions to customers. We are excited to expand our partnership with PhotoChannel and to showcase these solutions through TELUS' world class data centre."

"Since December 2003, we have been proactively developing the PhotoChannel Storage Grid, a grid-based storage solution for digital image photo files, based on computing solutions now sweeping the high tech industry," said Peter Scarth, CEO of PhotoChannel. "We have chosen to partner with TELUS and use its Burnaby facility to help meet the growing needs of our customers, including Canada's largest photofinishers such as Wal-Mart Canada. Together, this exciting new platform will allow us to scale in an efficient and cost effective manner, while offering our customers the most reliable solution in the marketplace."

ABOUT TELUS

TELUS (TSX: T, T.A; NYSE: TU) is the largest telecommunications company in Western Canada and the second largest in the country, with more than $7 billion of annual revenue, 4.8 million network access lines and 3.5 million wireless subscribers. The company provides subscribers with a full range of telecommunications products and services including data, voice and wireless services across Canada, utilizing next generation Internet-based technologies. TELUS was a premier founding supporter of the successful bid to bring the 2010 Winter Olympic and Paralympic Games to Canada.

ABOUT PHOTOCHANNEL

Founded in 1995, PhotoChannel is a leading digital imaging technology provider for a wide variety of businesses including photofinishing retailers and telecommunications companies. PhotoChannel has created and manages the open standard PhotoChannel Network environment focusing on delivering digital image orders from capture to fulfillment under the control of the originating
PhotoChannel Network partner. There are now more than 7500 retail locations worldwide accepting print orders from the PhotoChannel system. For more information on the Company visit www.photochannel.com.

INVESTOR INFORMATION:  (866) 345-0115

Warning: The TSX Venture Exchange has neither approved nor disapproved the information contained in this release. PhotoChannel relies upon litigation protection for any "forward-looking" statements.


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